UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number 001-36277

NORTH ATLANTIC DRILLING LTD.

Par-la-Ville Place
4th Floor
14 Par-la-Ville Road
Hamilton
HM 08
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective September 18, 2015 North Atlantic Drilling Ltd. (the "Company") dismissed PricewaterhouseCoopers AS ("PwC Norway") as the Company's independent registered public accounting firm, in connection with the relocation of its corporate accounting function to the United Kingdom. The Audit committee of the board of directors (the "Audit committee") of the Company approved the dismissal of PwC Norway.

The reports of PwC Norway on the consolidated financial statements of the Company for the year ended December 31, 2014 and 2013 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2014 and 2013 and through September 18, 2015 there were no disagreements with PwC Norway on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of PwC Norway, would have caused PwC Norway to make reference thereto in its reports on the financial statements of the Company for such years. During the years ended December 31, 2014 and 2013, and through the September 18, 2015, there were no "reportable events" as that term is described in paragraphs (A) through (D) of Item 16 F(a)(1)(v) of Form 20-F.

The Company provided PwC Norway with a copy of the disclosure it is making in this Report of Foreign Private Issuer on Form 6-K (the "Report"), and requested that PwC Norway furnish the Company with a letter addressed to the Securities and Exchange Commission (the "SEC"), pursuant to Item 16F(a)(3) of Form 20-F, stating whether PwC Norway agrees with the statements made by the Company in this Report, and if not, the respects in which PwC Norway does not agree. A copy of PwC Norway's letter to the SEC dated October 12, 2015 is attached as exhibit 1 to this report.

On September 18, 2015, in connection with the relocation of the Company's corporate accounting functions to the United Kingdom, the Audit Committee approved the appointment of PricewaterhouseCoopers LLP ("PwC UK"), effective September 18, 2015, as the Company's new independent registered public accounting firm for the fiscal year ending December 31, 2015.

During the years ended December 31, 2014 and 2013, and through September 18, 2015, neither the Company, nor anyone on its behalf, consulted PwC UK regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of the Company; or (ii) any matter that was either the subject of a "disagreement," as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to item 16F of form 20-F, or a "reportable event", as that term is described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD (Registrant)
October 13, 2015
	By:	/s/ Georgina Sousa
Georgina Sousa Secretary

EXHIBIT 1

October 13, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by North Atlantic Drilling Ltd. (copy attached), which we understand will be filed with the Securities and Exchange Commission as part of the Form 6-K of North Atlantic Drilling Ltd. dated October 13, 2015.  We agree with the statements concerning our Firm in such Form 6-K.

Very truly yours,

/s/ PricewaterhouseCoopers AS
PricewaterhouseCoopers AS